EXHIBIT 12(a)

	UniSource Energy Corporation
	Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2004	2003	2002	2001
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$76,762	$80,968	$80,844	$65,620	$68,678
Other Interest (1)	3,153	1,947	3,709	2,123	1,287
Interest on Capital Lease Obligations	79,098	85,912	84,080	87,801	90,559
Total Fixed Charges	159,013	168,827	168,633	155,544	160,524

Net Income	46,144	45,919	113,941	34,928	63,839

Less:
Discontinued Operations - Net of Tax	(5,483)	(5,063)	(7,472)	(12,919)	(9,926)
Extraordinary Income & Accounting Change - Net of Tax	(626)	-	67,471	-	470
Net Income from Continuing Operations	52,253	50,982	53,942	47,847	73,295

Add (Deduct):
(Income) Losses from Equity Investees	(2,113)	(7,121)	3,051	3,047	10,748
Income Taxes	37,623	37,186	16,531	26,432	55,616
Total Fixed Charges	159,013	168,827	168,633	155,544	160,524

Total Earnings before Taxes and Fixed Charges	$246,776	$249,874	$242,157	$232,870	$300,183

Ratio of Earnings to Fixed Charges	1.552	1.480	1.436	1.497	1.870

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.